SECURI 03012048 IISSION

50 3/4/03

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52384

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2002 (MM/DD/YY) AND ENDING December 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Adirondack Trading Group LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

13 Hayslette Drive
(No. and Street)

Lake Luzerne	New York	12846
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joseph DePietto, CPA 516-625-9200
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DePietto Blum, P.C. CPAs
(Name – *if individual, state last, first, middle name*)

175 East I.U. Willets Rd.	Albertson	NY	11507
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SEC MAIL RECEIVED FEB 27 2003 WASH. D.C. 165

PROCESSED MAR 12 2003 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, George Goldman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Adirondack Trading Group LLC, as of December 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Compliance Officer/FINOP

Title

Notary Public

STEVEN L. SIDNEY
Notary Public, State of New York
No. 30-4507311
Qualified in Nassau County
Commission Expires 4/30/03

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

X

ADIRONDACK TRADING GROUP LLC

Financial Statements

December 31, 2002

DEPIETTO, BLUM & COMPANY

ADIRONDACK TRADING GROUP LLC

Table of Contents

December 31, 2002

CPA
The CPA. Never Underestimate The Value.

DEPIETTO, BLUM & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS
MEMBERS OF AICPA & NYSSCPA

516-625-9200 • FAX 516-625-1379

LONG ISLAND OFFICE
175 EAST I.U. WILLETS RD. - SUITE #1
ALBERTSON, NY 11507

WESTCHESTER OFFICE
34 SO. BROADWAY - 6TH FLOOR
WHITE PLAINS, NY 10601

INDEPENDENT AUDITORS' REPORT

To the Officers and Directors of
Adirondack Trading Group LLC
13 Hayslette Drive
Lake Luzerne, NY 12846-2228

We have audited the accompanying statement of financial condition of Adirondack Trading Group LLC as of December 31, 2002 and the related statements of income, changes in equity, and cash flows for the period then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Adirondack Trading Group LLC as of December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

DePietto, Blum & Co., C.P.A., P.C.

DePietto Blum & Co. PC.

February 24, 2003

ADIRONDACK TRADING GROUP LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2002

ASSETS

Current Assets		
Cash	$ 18,659	
Receivable from investment organizations	114,912	
Receivable from clearing organization	133,873	
Total Current Assets		$ 267,444
Property and equipment at cost (net of accumulated depreciation of $2,331)		2,693
Other Assets		
NASD Private Placement	42,800	
Security Deposits	1,000	
Total Other Assets		43,800
TOTAL ASSETS		**$ 313,937**

LIABILITIES AND EQUITY

Current Liabilities		
Accounts payable and accrued expenses	$ 53,823	
Commissions payable	86,249	
Total Current Liabilities		$ 140,072
Equity (Deficit)		
Partners capital	147,634	
Retained earnings	26,231	
Total Equity (Deficit)		173,865
TOTAL LIABILITIES AND EQUITY		**$ 313,937**

See Accountants' Audit Report and Notes to Financial Statements.

ADIRONDACK TRADING GROUP LLC

STATEMENT OF INCOME

For the Period Ended December 31, 2002

Revenues:		
Commissions		$1,834,619
Interest income		2,227
Other income		436
Total Revenues		1,837,282
Expenses:		
Commissions	1,501,944	
Advertising	125	
Automobile expense	1,936	
Bank charges	220	
Clearing fees	47,866	
Contributions	9,400	
Defined benefit expense	100,000	
Depreciation expense	1,609	
Dues & Subscriptions	150	
Equipment expense	4,089	
Insurance	14,305	
Interest expense	832	
Internet applications/ISP	3,720	
Lodging	1,327	
Professional fees	30,850	
Regulatory expense	5,251	
Miscellaneous expense	1,103	
Office expense	1,802	
Outside services	100,204	
Postage	2,026	
Rent expense	6,000	
Telephone	6,491	
Travel & entertainment	17,146	
NYS filing fee	325	
Total expenses		1,858,721
Net Loss		**(21,439)**

See Accountants' Audit Report and Notes to Financial Statements.

ADIRONDACK TRADING GROUP LLC

STATEMENT OF CHANGES IN EQUITY (DEFICIT)

For the Period Ended December 31, 2002

	Partners' Capital
Balances - Beginning of year	231,170
Net Loss	(21,439)
Capital distribution	(35,866)
Balances - at December 31, 2002	**$ 173,865**

ADIRONDACK TRADING GROUP LLC

STATEMENT OF CASH FLOWS

For the Period Ended December 31, 2002

Cash Flows from Operating Activities:	
Net Loss	$ (21,439)
Adjustments to reconcile net income to net cash flows from operating activities:	
Depreciation expense	1,609
Decrease in receivables	112,866
Decrease in accounts payable	(39,758)
Decrease in commissions payable	(130,450)
Net Cash Provided by Operating Activities	(77,172)
Cash Flows from Investing Activities:	
Distribution of fixed asset	35,866
Net Cash Used by Investing Activities	35,866
Cash Flows from Financing Activities:	
Partners distribution	(35,866)
Net Cash Used by Financing Activities	(35,866)
Net Decrease in Cash	(77,172)
Cash - Beginning of year	95,831
Cash - End of Period	**$ 18,659**

ADIRONDACK TRADING GROUP LLC

Notes to Financial Statements

December 31, 2002

NOTE 1: Nature of Business

Organization

Adirondack Trading Group LLC (The "Company") was formed in the state of New York as a Limited Liability Company. The company is a registered member in the National Association of Securities Dealers (NASD) as a broker/dealer and commenced operations in June, 2000. All of the Company's trades are cleared through Fiserv Securities, Inc., a member of the New York Stock Exchange.

NOTE 2: Summary of Significant Accounting Policies:

a) Revenue recognition

Securities transactions (and the recognition of related income and expenses) are recorded on a settlement date basis, generally the third business day following the transaction date. There is no material difference between trade and settlement date.

b) Cash and Cash Equivalents

For the purpose of the statement of cash flows, the Company considers demand deposited money market funds (net of haircuts) and U.S. treasury obligations to be cash and cash equivalents.

c) Income taxes

The Company has elected to be treated as a partnership for income tax purposes. An LLC can be taxed as a partnership for federal and state tax purposes, but its members, like corporate shareholders, are not personally liable for the entity's debts and liabilities. Under the provisions, the Company does not pay federal or state corporate income taxes on its taxable income. Instead, the shareholder is liable for individual income taxes on their respective shares of the Company's taxable income.

d) Property and Equipment

Furniture, fixtures and equipment are carried at cost. Depreciation is provided by using the modified accelerated cost recovery system (MACRS) over an estimated useful life of three to ten years. The method is used for book and tax purposes and does not differ materially from Generally Accepted Accounting Principle (GAAP) depreciation methods.

ADIRONDACK TRADING GROUP LLC

Notes to Financial Statements

December 31, 2002

NOTE 2: Summary of Significant Accounting Policies

d) Property and Equipment (continued)

Maintenance, repairs and renewals that neither materially add to the value of the property nor appreciably prolong its life are charged to expense as incurred. Gains and losses on disposition of property and equipment are included in income.

e) Use of estimates in the preparation of Financial Statements

Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. These estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that management uses.

NOTE 3: Commitments and Contingencies

The Company's office facility is occupied pursuant to a one year lease commencing on June 1, 2002. The annual rent is $ 6,000.

NOTE 4: Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c 3-1) which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2002, the Company had a net capital of $ 125,884 which was $ 25,884 in excess of its required net capital of $ 100,000. The Company's net capital ratio was 1.11 to 1.

NOTE 5: Concentration of Funds

The company does not maintain inventory of stocks, bonds or other security positions at risk. As of December 31, 2002, the company held an unsettled inventory.

NOTE 6: NASD Private Placement

The company verified possession and control of NASD Private Placement consisting of 1200 NASD warrants @ $ 14.00 per unit and 2000 shares of common stock @ $ 13.00 per share at imputed value which are non-allowable assets determined at a cost basis of $ 42,800 as of December 31, 2002.

ADIRONDACK TRADING GROUP LLC

Notes to Financial Statements

December 31, 2002

NOTE 7: Disclosure of Statement of Financial Condition

A statement indicating that the Statement of Financial Condition of the most recent annual audit report of the broker or dealer pursuant to sec. 240.17a-5 is available for examination at the principal office of the broker or dealer and the regional or district office of the Securities & Exchange Commission for the region or district in which the broker or dealer has its principal place of business

NOTE 8: Sarbanes-Oxley Disclosure

Pursuant to section 201 and 202 of the Sarbanes-Oxley Act, the independent accountant has not received any fee or remuneration at anytime for the audit related services, tax services or any other incidental services during the audit period ended December 31, 2002.

The firm's policies and procedures do not allow for the independent auditor to engage in any activity or service related activity outside of the independent audit.

SUPPLEMENTARY INFORMATION

PURSUANT TO RULE 17a-5 OF THE

SECURITIES EXCHANGE ACT OF 1934

AS OF DECEMBER 31, 2002

See accompanying Independent Auditors' Report.

ADIRONDACK TRADING GROUP LLC

COMPUTATION OF NET CAPITAL
Under SEC Rule 15c3-1

For the Period Ended December 31, 2002

NET CAPITAL	
Equity	$ 173,865
Deductions and/or charges	
Non-allowable assets:	
Security deposits	1,000
Property & equipment - net	2,693
Cash in Bank-Trustee account	42,800
Total non-allowable assets	46,493
Tentative Net Capital	127,372
Haircuts	1,488
Net Capital (15c3-1)	$ 125,884
AGGREGATE INDEBTEDNESS	
Items included in statement of financial condition:	
Commissions payable and accrued expenses	$ 140,072
Total indebtedness	140,072
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum net capital requirement	$ 100,000
Excess net capital	$ 25,884
Ratio: Aggregate indebtedness to net capital	1.11 to 1

Explanation of the audited computation of Net Capital:
A reconciliation of the firms Net Capital and the subject audit computation determined no material difference. From shareholders equity non-allowable assets were subtracted leaving tentative net capital. Haircuts on securities positions was applied leaving Net Capital pursuant to 15c3-1.

See Accountants' Audit Report and Notes to Financial Statements.

CPA
The CPA. Never Underestimate The Value.®

DePIETTO, BLUM & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS
MEMBERS OF AICPA & NYSSCPA

516-625-9200 • FAX 516-625-1379

LONG ISLAND OFFICE
175 EAST I.U. WILLETS RD. - SUITE #1
ALBERTSON, NY 11507

WESTCHESTER OFFICE
34 SO. BROADWAY - 6TH FLOOR
WHITE PLAINS, NY 10601

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE

Board of Directors and Stockholders
Adirondack Trading Group, LLC
13 Hayslette Drive
Lake Luzerne, New York 12846

In planning and performing our audit of the financial statements of Adirondack Trading Group, LLC for the period December 31, 2002 we considered its internal control structure, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practice and procedures) followed by Adirondack Trading Group, LLC that we considered relevant to the objectives stated in Rule 17a-5(g)(1) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures can be expected to achieve the Commission's above mentioned objectives.

Two of the objectives of an internal control structure are to provide management with reasonable, but not absolute, assurance that assets for which the company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any system of internal accounting control, errors or irregularities may nevertheless occur and not be detected. Also, projections of any evaluation of the system to future periods is subject to the risk that procedures may become inadequate because of changes in conditions or that the degree of compliance with the procedures may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected with a timely period by employees in the normal control structure that we considered to be material weaknesses as defined above, except for:

> The size of the business and resultant limited number of employees imposes practical limitations on the effectiveness of those internal control structure procedures that depend on the segregation of duties. Since this condition is inherent in the size of the Company, the specific weaknesses are not described herein and not corrective action has been taken or proposed by the Company.

The foregoing condition was considered in determining the nature, timing and extent of the procedures to be performed in our audit of the financial statements of Adirondack Trading Group, LLC for the year ended December 31, 2002 and this report does not affect our report thereon dated February 24, 2003.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that except for the effect, if any, of the condition indicated in the preceding paragraph, the Company's practices and procedures were adequate at December 31, 2002 to meet the Commission's objectives.

This report is intended solely for the use of management and the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers/dealers and should not be used for any other purpose.

DePietto, Blum & Co., CPA, PC.

Albertson, New York
February 24, 2003